

October 17, 2014

Via E-mail
Mr. J. Braxton Carter
Executive Vice President and
　Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street,
Bellevue, WA 98006

> **Re:** **T-Mobile US, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed July 31, 2014**
> **Response dated August 27, 2014**
> **File Number 001-33409**

Dear Mr. Carter:

　　We have reviewed your response letter and have the following comments. As noted in our letter dated August 14, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 2 – Equipment Installment Plan Receivables, page 8

1.　　We note your response to comment 1. Please respond to each of the following comments so that we may fully understand the nature and risks associated with the Equipment

Installment Plan (EIP) receivables and your revenue recognition policy for equipment sales to Subprime customers.

a. Explain to us in more detail how you determine the Prime and Subprime categories, and how you determine the imputed interest rate for each category.

b. Confirm that there is no stated rate of interest on the financing provided to your Prime and Subprime subscribers.

c. Clarify why a portion of EIP Receivables is classified as 'Other assets' on the balance sheet, and disclose the current and non-current portion of your receivables in future filings.

d. For Subprime customers, tell us in detail how you concluded that collectability is reasonably assured at the date of sale of the equipment. In this regard, we note your disclosure stating that Subprime customers are those with higher delinquency rates, may be required to pay a significant down payment on their equipment purchases, and that certain customers are required to pay an advance deposit. Also, since you started the JUMP! handset trade-in program in 2013, it does not appear that you have significant collectability historical experience.

e. We note that some of your equipment sales are recorded on a cash basis. Explain to us how you determine that these sales are not reasonably assured of collection and therefore, recorded on a cash basis as payments are received.

f. We also note that you did not refer to sales recorded on a cash basis in your 2013 Form 10-K. Please explain the circumstances in 2014 that gave rise to equipment sales being recorded on a cash basis, and when you began recording revenue on a cash basis. If you recorded handset sales on a cash basis during 2013, please compare the 2013 and 2014 cash basis sales. Please also explain the reasons for any differences between 2013 and 2014 cash basis sales.

g. Confirm to us whether or not you record a valuation allowance for doubtful accounts against accounts receivable at the date of equipment sale.

h. Provide us with the journal entry that you record at the date of the equipment sale reflecting the imputed interest in the EIP receivables and the guarantee obligation.

i. Tell us the number of Subprime customers included in the accounts receivable balance as of June 30, 2014.

j. Tell us the likelihood of fully collecting a receivable from a Subprime customer.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director